Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 30, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on March 30, 2007, entitled "Notice of ordinary general meeting ".

NOTICE OF ORDINARY GENERAL MEETING

The general meeting of Statoil ASA (OSE:STL, NYSE:STO) will be held on Tuesday 15 May 2007 at 17:00 at the Clarion Hotel Stavanger, Ny Olavskleiv 8, 4008 Stavanger, Norway.

Agenda:

  Opening of the general meeting by the chair of the corporate assembly
  Registration of attending shareholders and proxies
  Election of a chair of the meeting
  Election of a person to co-sign the minutes together with the chair of the meeting
  Approval of the notice and the agenda
  Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2006, including the board of directors` proposal for the distribution of the dividend
  The board proposes an ordinary dividend of NOK 4.00 per share and a special dividend of NOK 5.12 per share for 2006.
  Determination of remuneration for the company`s auditor
  Declaration on stipulation of salary and other remuneration for top management
  Authorisation to acquire Statoil shares in the market for subsequent annulment
  Authorisation to acquire Statoil shares in the market in order to continue implementation of the share saving plan for employees

Information about registration and agenda can be found at: www.statoil.com/agm

Further information from:

Media:
Ola Morten Aanestad, vice president media
relations, +47 48 08 02 12 (mobile), +47 51 99 13
77 (office)

Investor relations:
Lars Troen Sørensen, senior vice president
investor relations, + 47 90 64 91 44 (mobile), +47
51 99 77 90 ( office)

Geir Bjørnstad, vice president, US investor
relations, + 1 203 978 6950

STATOIL ASA (Registrant)
Dated: March 30, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer